SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               -------------------

                 MERIDIAN HEALTHCARE GROWTH & INCOME FUND, L.P.
                            (Name of Subject Company)

     MP INCOME FUND 12, LLC; MP INCOME FUND 16, LLC; MP INCOME FUND 17, LLC;
   MP INCOME FUND 18, LLC; MP INCOME FUND 19, LLC; MP INCOME FUND 20, LLC; MPF INCOME FUND 21, LLC; MPF INCOME FUND 22, LLC; MP VALUE FUND 5, LLC; MP VALUE FUND 6, LLC; MP VALUE FUND 7, LLC; MP VALUE FUND 8, LLC; MPF FLAGSHIP FUND 9,
    LLC; MPF FLAGSHIP FUND 10, LLC; MACKENZIE PATTERSON SPECIAL FUND 4, LLC;
      MACKENZIE PATTERSON SPECIAL FUND 5, LLC; MACKENZIE PATTERSON SPECIAL
  FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND 6-A, LLC; MACKENZIE PATTERSON SPECIAL FUND 7, LLC; MPF SPECIAL FUND 8, LLC; MP FALCON FUND, LLC; MP FALCON
   GROWTH FUND, LLC; MP FALCON GROWTH FUND 2, LLC; MACKENZIE SPECIFIED INCOME FUND; ACCELERATED HIGH YIELD INCOME FUND I, LTD., L.P.; ACCELERATED HIGH YIELD
  INCOME FUND II, LTD., L.P.; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD., L.P.; ACCELERATED HIGH YIELD INSTITUTIONAL FUND, LTD., L.P.; MPF DEWAAY
FUND 2, LLC; MPF DEWAAY FUND 3, LLC; MPF DEWAAY FUND 4, LLC; MPF DEWAAY PREMIER
   FUND, LLC; MPF DEWAAY PREMIER FUND 2, LLC; REAL ESTATE SECURITIES FUND 83;
    MPF-NY 2005, LLC; MORAGA GOLD, LLC; MPF ACQUISITION CO 3, LLC; MACKENZIE
              PATTERSON FULLER, INC.; AND EVEREST INVESTORS 12, LLC
                                    (Bidders)
                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                 None or unknown
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                                Copy to:
Christine Simpson                               Chip Patterson, Esq.
MacKenzie Patterson Fuller, Inc.                MacKenzie Patterson Fuller, Inc.
1640 School Street                              1640 School Street
Moraga, California  94556                       Moraga, California  94556
(925) 631-9100 ext.224                          (925) 631-9100 ext. 206

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

         Transaction                                         Amount of
         Valuation*                                          Filing Fee

         $32,317,553.00                                      $3,803.78

     * For purposes of calculating the filing fee only. Assumes the purchase of 1,405,111 Units at a purchase price equal to $23 per Unit in cash (Purchasers will not purchase Units already owned).

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:
         Form or Registration Number:
         Filing Party:
         Date Filed:

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going private transaction subject to Rule 13e-3
[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                  TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by MP INCOME FUND 12, LLC; MP INCOME FUND 16, LLC; MP INCOME FUND 17, LLC; MP INCOME FUND 18, LLC; MP INCOME FUND 19, LLC; MP INCOME FUND 20, LLC; MPF INCOME FUND 21, LLC; MPF INCOME FUND 22, LLC; MP VALUE FUND 5, LLC; MP VALUE FUND 6, LLC; MP VALUE FUND 7, LLC; MP VALUE FUND 8, LLC; MPF FLAGSHIP FUND 9, LLC; MPF FLAGSHIP FUND 10, LLC; MACKENZIE PATTERSON SPECIAL FUND 4, LLC; MACKENZIE PATTERSON SPECIAL FUND 5, LLC; MACKENZIE PATTERSON SPECIAL FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND 6-A, LLC; MACKENZIE PATTERSON SPECIAL FUND 7, LLC; MPF SPECIAL FUND 8, LLC; MP FALCON FUND, LLC; MP FALCON GROWTH FUND, LLC; MP FALCON GROWTH FUND 2, LLC; MACKENZIE SPECIFIED INCOME FUND; ACCELERATED HIGH YIELD INCOME FUND I, LTD., L.P.; ACCELERATED HIGH YIELD INCOME FUND II, LTD., L.P.; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD., L.P.; ACCELERATED HIGH YIELD INSTITUTIONAL FUND, LTD., L.P.; MPF DEWAAY FUND 2, LLC; MPF DEWAAY FUND 3, LLC; MPF DEWAAY FUND 4, LLC; MPF DEWAAY PREMIER FUND, LLC; MPF DEWAAY PREMIER FUND 2, LLC; REAL ESTATE SECURITIES FUND 83; MPF-NY 2005, LLC; MORAGA GOLD, LLC; MPF ACQUISITION CO 3, LLC; MACKENZIE PATTERSON FULLER, INC.; AND EVEREST INVESTORS 12, LLC (collectively the "Purchasers") to purchase up to 1,540,000 Units of limited partnership interest (the "Units") in Meridian Healthcare Growth & Income Fund, L.P. (the "Partnership"), the subject company, at a purchase price equal to $23 per Unit, less the amount of any distributions declared or made with respect to the Units between July 22, 2005 (the "Offer Date") and August 19, 2005 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 22, 2005 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. As noted above, the Offer price would be subject to reduction for distributions made or declared prior to the Expiration Date. Any distributions made or declared after the Expiration Date, by the terms of the Offer and as set forth in the Letter of Transmittal, would be assigned by tendering Unit holders to the Purchasers.

         In the event of a price reduction resulting from a Partnership distribution declared or made after the Offer Date and before the Expiration Date, as described above, the Purchasers will file an amendment to this Schedule TO reflecting such reduction and will, to the extent necessary, extend the Expiration Date to assure there is a minimum ten business day period following the amendment before the Offer expires.

         Tender of Units will include the tender of any and all securities into which the Units may be converted and any securities distributed with respect to the Units from and after the Offer Date.

         The Partnership had 1,614 holders of record owning an aggregate of 1,540,000 Units as of December 31, 2004, according to its Annual Report on Form 10-K for the fiscal year ending December 31, 2004. The Purchasers and their affiliates currently beneficially own 134,889 Units, or 8.76% of the outstanding Units. The 1,540,000 Units subject to the Offer constitute 100% of the outstanding Units. Consummation of the Offer, if all Units sought are tendered, would require payment by the Purchasers of up to $32,317,553.00 in aggregate purchase price (exclusive of Units already owned), which the Purchasers intend to fund out of their current working capital; provided that Everest Investors 12, LLC expects to obtain its funds by means of equity capital contributions from its members at the time the Units tendered pursuant to the Offer are accepted for payment. Such members will fund their capital contributions through existing cash and other financial assets which in the aggregate are sufficient to provide the funds required in connection with the Offer without any borrowings. Such members have irrevocably agreed and are obligated to make such capital contributions available to the Purchaser on demand.

         The address of the Partnership's principal executive offices is 300 East Lombard Street, Suite 1200, Baltimore, Maryland 21202, and its phone number is (410) 727-4083.

         The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement.

Item 12. Exhibits.
         --------

         (a)(1) Offer to Purchase dated July 22, 2005

         (a)(2) Letter of Transmittal

         (a)(3) Form of Letter to Unit holders dated July 22, 2005

         (b)- (h) Not applicable.

Item 13. Information Required by Schedule 13E-3.
         --------------------------------------

Not applicable.

                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   July 22, 2005

MP INCOME FUND 12, LLC; MP INCOME FUND 16, LLC; MP INCOME FUND 17, LLC; MP INCOME FUND 18, LLC; MP INCOME FUND 19, LLC; MP INCOME FUND 20, LLC; MPF INCOME FUND 21, LLC; MPF INCOME FUND 22, LLC; MP VALUE FUND 5, LLC; MP VALUE FUND 6, LLC; MP VALUE FUND 7, LLC; MP VALUE FUND 8, LLC; MPF FLAGSHIP FUND 9, LLC; MPF FLAGSHIP FUND 10, LLC; MACKENZIE PATTERSON SPECIAL FUND 4, LLC; MACKENZIE
PATTERSON SPECIAL FUND 5, LLC; MACKENZIE PATTERSON SPECIAL FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND 6-A, LLC; MACKENZIE PATTERSON SPECIAL FUND 7, LLC; MPF SPECIAL FUND 8, LLC; MP FALCON FUND, LLC; MP FALCON GROWTH FUND, LLC; MP FALCON GROWTH FUND 2, LLC; MACKENZIE SPECIFIED INCOME FUND; ACCELERATED HIGH YIELD INCOME FUND I, LTD., L.P.; ACCELERATED HIGH YIELD INCOME FUND II, LTD., L.P.; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD., L.P.; ACCELERATED HIGH YIELD INSTITUTIONAL FUND, LTD., L.P.; MPF DEWAAY FUND 2, LLC; MPF DEWAAY FUND 3, LLC; MPF DEWAAY FUND 4, LLC; MPF DEWAAY PREMIER FUND, LLC; MPF DEWAAY PREMIER FUND 2, LLC; REAL ESTATE SECURITIES FUND 83; MPF-NY 2005, LLC; MORAGA GOLD, LLC; MPF ACQUISITION CO 3, LLC; MACKENZIE PATTERSON FULLER, INC.; AND EVEREST INVESTORS 12, LLC

By:      /s/ Chip Patterson
         ----------------------------------
         Chip Patterson, Vice President of Manager or
         General Partner of each filing person

EVEREST INVESTORS 12, LLC
By: EVEREST PROPERTIES II, LLC, Manager

By: /s/ DAVID I. LESSER
    ----------------------------------
    David I. Lesser
    Executive Vice President
















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






                                  EXHIBIT INDEX


Exhibit           Description

(a)(1)            Offer to Purchase dated July 22, 2005

(a)(2)            Letter of Transmittal

(a)(3)            Form of Letter to Unit holders dated July 22, 2005